[Letterhead of Canadian National Railway Company]

June 28, 2010

Mr. David Humphrey
Branch Chief; Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:                Canadian National Railway Company
File No. 1-02413
Supplemental comment letter dated June 14, 2010 regarding Form 40-F for Fiscal Year Ended December 31, 2009

Dear Mr. Humphrey,

We have reviewed your letter dated June 14, 2010 with respect to our correspondence dated June 8, 2010 responding to comments from the Staff of the Securities and Exchange Commission (the “SEC”) on Canadian National Railway Company’s (“the Company”) Form 40-F filing for the fiscal year ended December 31, 2009.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosures in response to Staff comments for consistency with the SEC’s letter do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For ease of reference, we have reproduced the Staff’s comments in italics with each response following the comment to which it relates.

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Comment 1

We have reviewed your response to our prior comment 2. In future filings, please expand your disclosure to include the third, fourth, fifth and sixth paragraphs of your response pertaining to the determination of whether or not rail grinding, shoulder ballast cleaning and similar costs are capitalized.  In this regard, we believe your accounting policy should be expanded to provide a more comprehensive understanding of how you recognize the costs of your most significant asset, track and roadway, and to provide an investor with the ability to understand the types of costs that are capitalized as distinguished from normal repair and maintenance costs. We believe that your detailed explanation in the response letter provides a more clear understanding and should be incorporated within the accounting policy note.

Response to Comment 1

The Company has noted the SEC’s request to expand its disclosure to include the third, fourth, fifth and sixth paragraphs of its response to the SEC’s Comment 2 in its letter dated June 8, 2010 pertaining to the determination of whether or not rail grinding, shoulder ballast cleaning and similar costs are capitalized. This will keep in mind that while track and roadway is our most significant asset, rail grinding and shoulder ballast cleaning each represent expenditures approximating 2% of the Company’s capital expenditures. As such, the Company will expand its disclosure in its next annual 40-F filing to include disclosure which essentially reflects the points discussed in these paragraphs.

The Company will also expand its accounting policy disclosure to provide a more comprehensive understanding of how costs are recognized for its track and roadway assets, as well as the types of costs that are capitalized, as distinguished from “normal repair and maintenance” costs.

Comment 2

We have reviewed your response to our prior comment 3. You indicate that 'maintenance costs' does not have a standardized meaning prescribed by U.S. GAAP, and that disclosure of such costs would be subject to interpretation and comparability if presented by other Railroads. However, in light of the significance of your maintenance costs, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of maintenance and repair costs that are capitalized and the amounts expensed for each period presented. Although not specifically required by U.S. GAAP, we believe such additional disclosure is useful because it would enable an

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investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal maintenance and repair costs. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of maintenance and repair costs that are capitalized, as compared to the amounts expensed, solely in your MD&A.

Response to Comment 2

As previously indicated in the Company’s response letter dated June 8, 2010, the term “maintenance costs” does not have a standardized meaning prescribed by GAAP.  However, providing investors with an indication of the type and magnitude of expenditures that are capitalized to replace and/or upgrade the Company’s track infrastructure versus expenditures that do not meet the minimum threshold for capitalization, extend the life of an asset, or provide future benefits, would be useful information. As such, the Company will disclose in the MD&A section of its next annual 40-F filing, quantitative information to provide the investor with meaningful trend information.

Comment 3

Also, please expand your accounting policy to explain your minimum thresholds for capitalization.

Response to Comment 3

The Company will expand its disclosure to include the minimum level of activity that results in capitalization of costs relating to land, track and roadway expenditures in its next annual 40-F filing.

Comment 4

In your response to our prior comment 3, you assert that 'maintenance costs' does not have a standardized meaning prescribed by GAAP. In light of this assertion, along with the complexities involved in your determination of minimum thresholds for capitalization, please consider discussing your accounting policy with respect to repairs and maintenance in the Critical Accounting Policies section of your MD&A.

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Response to Comment 4

The Company will expand its disclosure to discuss its accounting policy with respect to repairs and maintenance in the Critical Accounting Policies section of its MD&A in its next annual 40-F filing to incorporate concepts consistent with the response to Comment 2.

Sincerely,

/s/ Luc Jobin

Luc Jobin
Chief Financial Officer, CN

Cc:           Claude Mongeau, President and Chief Executive Officer, CN
Cc:           Beverly A. Singleton, SEC Staff Accountant

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